LION COPPER AND GOLD CORP. ANNOUNCES APPOINTMENT OF

NEW DIRECTOR

December 06, 2021, Vancouver, British Columbia - Lion Copper and Gold Corp. (the "Company") (TSX-V: LEO) (OTCQB: LCGMF) is pleased to announce the appointment of Thomas Pressello to the Board of Directors of the Company.

Mr. Pressello has been involved in corporate and commercial finance for more than 25 years. He previously worked at one of the largest Canadian banks where he restructured several $100 million plus real estate portfolios, and a Western Canadian real estate merchant bank where he acted as a general partner for several real estate limited partnerships. He is the founder of Active Hedge Capital Inc., a finance advisory firm. He has served as the chief financial officer and president of Pacific Harbour Capital Ltd., and was responsible for the restructuring of the company. Through Active Hedge Capital Inc. Mr. Pressello also assisted with the receivership and sale of a publicly listed alternative fuels business for a TSX listed Toronto merchant bank. Most recently within Active Hedge Capital Inc. Mr. Pressello has been an active key investor into several investment opportunities focused in the high tech, bio tech and real estate areas. Mr. Pressello is a graduate of the Ivey School of Business, University of Western Ontario.

The Company further announces that it has granted 750,000 incentive stock options ("Options") to Mr. Pressello pursuant to its stock option plan. The Options are exercisable at a price of $0.12 per share and expire five years from the date of grant.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:

Karen Robertson

Corporate Communications

778-898-0057

Email: info@LionCG.com

Website: www.LionCG.com

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